UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 4, 2009

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Item 7.01 Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter ended March 31, 2009 is furnished herein pursuant to Item 2.02 of this Current Report and as Regulation FD Disclosure and is attached hereto as Exhibit 99.1 and 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing First Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on May 4, 2009.

This report and the information incorporated by reference contain "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes", "estimates", "plans", "expects", "should", "may", "might", "could", "outlook", "potential", "would", "anticipates", the negative of these terms and similar expressions as they relate to BancGroup (including its subsidiaries and its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's Securities and Exchange Commission (the "SEC") reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *losses in our loan portfolio are greater than estimated or expected;*

- *an inability to raise additional capital on terms and conditions that are satisfactory, including the failure to close on Colonial's pending agreement with investors led by Taylor, Bean & Whitaker Morigage Corp.;*

- *failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*

- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments and fair values of assets;*

- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*

- *deposit attrition, customer loss or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond;*

- *the anticipated savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *unanticipated litigation or claims;*

- *changes in the securities markets;*

- *acts of terrorism or war; and*

- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any

forward-looking statements.

3

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   Sarah H. Moore
<center>**Sarah H. Moore**
Senior Executive Vice President
and Chief Financial Officer</center>

Date: May 4, 2009

<center>4</center>

Exhibit 99.1



PRESS RELEASE

For more information contact: **May 4, 2009**
Lisa Free
(334) 676-5105


**COLONIAL BANCGROUP REPORTS
FIRST QUARTER 2009 RESULTS**


MONTGOMERY, Ala. - (NYSE: CNB) The Colonial BancGroup, Inc. today reported results for the quarter ended March 31, 2009, including the following highlights:

- Net loss of $168 million, or $0.86 per common share, in the quarter compared to a net loss of $820 million, or $4.11 per common share, in the 4th quarter of 2008

- Excluding net goodwill impairment charges, the operating loss was $142 million, or $0.74 per common share, in the 1st quarter of 2009 compared to a loss of $285 million, or $1.45 per common share, in the 4th quarter of 2008

- Strengthened loan loss reserve to 3.19% of net loans at March 31, 2009 compared to 2.24% at December 31, 2008

- Net charge-offs for the quarter were $132 million, or 3.72% annualized of average loans, down from $415 million, or 11.15% annualized of average loans, in the 4th quarter of 2008

- Strong liquidity position: Cash and interest bearing deposits in banks were approximately $2.5 billion at March 31, 2009

- Total deposits increased 8.5% over December 31, 2008

- At March 31, 2009, capital ratios remain above "well capitalized" minimums for regulatory purposes which for Colonial Bank includes prompt corrective action guidelines:

    - Colonial BancGroup: Tier I Risk-Based Capital of 7.33%, Total Risk-Based Capital of 11.56% and Tier I Leverage Ratio of 5.02%

    - Colonial Bank: Tier I Risk-Based Capital of 8.02%, Total Risk-Based Capital of 10.78% and Tier I Leverage Ratio of 5.54%

- Tangible book value per share of $4.12 at March 31, 2009

- Net interest margin of 2.04% for the 1st quarter compared to 2.37% in the 4th quarter of 2008, primarily resulting from the declining rate environment, Colonial's significant liquidity position, the impact of increasing nonperforming assets, and continued customer preference for higher cost time deposits

- Core noninterest income for the 1st quarter increased 13% from the 4th quarter of 2008 driven by retail mortgage banking fees


1


- Core noninterest expenses for the 1st quarter were down 5% from the 4th quarter of 2008

- $20 million gain on early extinguishment of subordinated debt

"The first quarter results were not unexpected in light of the weakened economic conditions and the continued pressure on real estate values in Colonial's markets; especially in Florida. In the first quarter, Colonial reduced exposure in the construction portfolio, strengthened the loan loss reserve and reduced commercial real estate past due loans. We remain committed to our strategy of aggressively addressing nonperforming credits and we continue to make progress in this effort. The value of the Colonial franchise is evidenced in the performance of our core banking services. The Company experienced a better than expected 5% increase in retail deposits compared to December 31, 2008 and a 13% increase in core noninterest income over the prior quarter resulting primarily from higher mortgage banking revenue. The Company's sound liquidity position reflects the successful efforts of our employees to grow and retain customer relationships. While economic conditions are not expected to be favorable in the near-term, Colonial is addressing the ensuing issues while continuing to focus on the core banking activities that will add strength and value to the franchise," said Robert E. Lowder, Colonial's Chairman, CEO and President.

Performance Overview

Colonial reported a net loss for the quarter ended March 31, 2009 of $168 million, or $0.86 per common share, compared to a net loss of $820 million, or $4.11 per common share, for the quarter ended December 31, 2008. The provision for loan losses in the quarter was $257 million, a significant decrease from the provision of $455 million in the fourth quarter of 2008. The first quarter results were impacted by a non-cash goodwill impairment charge of $26 million, net of the related tax benefit, compared to a $534.4 million net charge in the fourth quarter of 2008. Excluding the net goodwill impairment charge, the operating loss for the quarter was $142 million, or $0.74 per common share, compared to an operating loss of $285 million, or $1.45 per common share, in the fourth quarter of 2008.

<u>Liquidity</u>

At March 31, 2009, Colonial had cash balances of approximately $2.5 billion, a significant portion of which was at the Federal Reserve. Deposits comprised 81% of total funding and funded 77% of assets. Total deposits increased $1.6 billion, or 8.5%, from December 31, 2008 to March 31, 2009. Retail deposits, excluding brokered, at March 31, 2009 were $18.2 billion, a 5% increase over December 31, 2008. Colonial has no debt maturities for the remainder of 2009 and only $5 million of debt maturing in 2010.

<u>Capital</u>

At March 31, 2009, Colonial remains above "well capitalized" minimums for regulatory purposes at the holding company and bank level. The key capital ratios at March 31, 2009 were:

	Colonial BancGroup	Colonial Bank
Tier I Risk-Based Capital ratio	7.33%	8.02%
Total Risk-Based Capital ratio	11.56%	10.78%
Tier I Leverage ratio	5.02%	5.54%

Colonial continued to manage the balance sheet down during the first quarter, reducing total risk weighted assets by $463 million from December 31, 2008 to March 31, 2009.

Colonial has an informal Memorandum of Understanding (MOU) with the FDIC and the State of Alabama which requires higher capital levels for Colonial Bank. As of March 31, 2009, Colonial Bank was not in compliance with the requirements for the Tier I Leverage Ratio and Total Risk-Based Capital Ratio. For more information about the MOU refer to the Company's 10-K filed on March 2, 2009 which is available in the investor relations portion of Colonial's website.

As previously announced, on March 31, 2009, Colonial signed a definitive agreement with investors led by Taylor, Bean & Whitaker Mortgage Corp. (TBW) (collectively referred to as the "Investors") for a $300 million equity investment in Colonial. It is anticipated that Colonial will continue to operate as a stand-alone publicly-traded company with an independent board of directors and management team. Following completion of the transaction, on an as-converted basis, the Investors will own approximately 75% of Colonial's common stock outstanding. The closing of the investment is subject to certain conditions being met and the approval of the bank regulatory authorities. The terms and conditions of the agreement and a related amendment were included in 8-Ks filed on April 1, 2009 and May 4, 2009 which can be accessed in the investor relations portion of Colonial's website.

Asset Quality

Net charge-offs for the first quarter of 2009 were $132 million, or 3.72% annualized of average loans, down from the fourth quarter of 2008 of $415 million, or 11.15% annualized of average loans. The provision for loan losses of $257 million for the first quarter of 2009 was $125 million in excess of net charge-offs, increasing the allowance for loan losses to 3.19% of net loans at March 31, 2009, up from 2.24% at December 31, 2008.

Net charge-offs for the residential and commercial construction portfolio were $70 million, approximately 53% of the total net charge-offs for the first quarter. The residential development and commercial land segments of the construction portfolio in Florida continue to represent a significant portion of the losses. Colonial reduced the balances in the construction portfolio by $324 million, or 6.6%, from December 31, 2008 to March 31, 2009 and by $1.6 billion, or 25.5%, from March 31, 2008.

Net charge-offs for the seasoned commercial real estate portfolio were $27 million, approximately 20% of the total net charge-offs for the first quarter. There was one significant charge-off during the quarter of approximately $11.7 million on an industrial customer in Alabama. The remaining charge-offs in this portfolio were of smaller size and located primarily in Florida and Georgia. The loans past due still accruing in the seasoned commercial real estate portfolio were 1.77% at March 31, 2009 which is a decline from December 31, 2008 at 2.49%.

Nonperforming loans were $881 million at March 31, 2009, an increase of $347 million from December 31, 2008. The ratio of nonperforming loans to net loans at March 31, 2009 was 6.24%, compared to 3.67% at December 31, 2008. The increase in nonperforming loans reflected the continued economic distress in our markets, primarily in Florida. The weakness in the portfolio continued to be primarily in the construction-related sector, which comprised 74% of Colonial's nonperforming loans at March 31, 2009 and December 31, 2008.

Net interest income

Net interest income decreased by $23 million from the fourth quarter of 2008, and the Company's net interest margin decreased to 2.04% from 2.37% in the fourth quarter of 2008. The margin was negatively impacted by the declining rate environment, the buildup of Colonial's cash position, the increase in nonperforming assets, and customer preference for higher cost time deposits.

Noninterest income

Core noninterest income for the first quarter of 2009 increased $5.7 million, or 13%, over the fourth quarter of 2008. Revenue from mortgage banking origination and sales increased $5.1 million, or 72%, in the first quarter of 2009 over the fourth quarter of 2008 due to the increased demand for mortgages.

5

Colonial sold $1.0 billion in securities during the first quarter of 2009 for a gain of $39.8 million and recognized a loss of $40.6 million on the sale of a 15% interest in the resecuritization of approximately $1.4 billion of non-agency mortgage backed securities. The resecuritization structure included credit support such that all retained securities were newly rated as investment grade, thereby reducing risk weighted assets.

Noninterest expenses

Core noninterest expense for the first quarter of 2009 declined $9.1 million, or 5%, from the fourth quarter of 2008. The decrease in expenses was primarily from reduced losses on other real estate and equity investments, partially offset by an increase in FDIC assessments. Colonial has implemented measures to control costs including elimination of merit pay increases and non-production incentive plans for all employees in 2009, as well as suspension of the Company match for the 401k plan.

Total noninterest expense for the first quarter of 2009 was $179 million which was significantly lower than the fourth quarter of 2008 of $755 million. Included in the first quarter of 2009 is a non-cash goodwill impairment charge of $28.5 million on the Alabama segment of the Company which compares to a $575 million goodwill impairment charge taken in the fourth quarter of 2008. Also included in total noninterest expense for the first quarter of 2009 is a $20 million gain related to the early extinguishment of debt as a result of the Company's repurchase of $44 million of subordinated debt.

<u>Colonial 1st</u>

In December 2008, Colonial launched the Colonial 1st program which is an on-going, company-wide review of business practices with goals of enhancing the customer experience and improving the Company's overall efficiency. The program is designed to encourage Colonial's employees to submit ideas that will result in earnings growth through revenue enhancements and expense reductions. Over 3,000 ideas have been generated and reviewed by 30 cross-functional teams, and 850 of those ideas will be implemented. As a result of implementing these ideas, Colonial expects to achieve improvement in the pretax annual earnings of more than $50 million in 2010.

<u>About Colonial</u>

Colonial BancGroup operates 352 branches in Florida, Alabama, Georgia, Nevada and Texas with over $26 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB and is located online at www.colonialbank.com. In some newspapers, the stock is listed as ColBgp.

Colonial's management will review the quarter in a recorded message. The recording will be available by telephone from Monday, May 4, 2009 at 5:00 pm ET until Monday, May 11, 2009 at 12:00am ET. Dial 888-203-1112 (domestic) or 719-457-0820 (international). The passcode is 9424718. The recording and related slide presentation can be accessed by visiting Colonial's web site at www.colonialbank.com. The slide presentation and recorded message will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," ,"could", "outlook," "potential", "would" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this release or previously disclosed in

BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *losses to our loan portfolio are greater than estimated or expected;*

- *an inability to raise additional capital on terms and conditions that are satisfactory including the failure to close on Colonial's pending agreement with Taylor, Bean & Whitaker Mortgage Corp.;*

- *failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*

- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*

- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond;*

- *the anticipated cost savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current or future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *unanticipated litigation or claims;*

- *changes in the securities markets;*

- *acts of terrorism or war; and*

- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Mar 31, 2009	Dec 31 2008 As Adjusted (1)	Mar 31, 2008 As Adjusted (1)	% Change Dec '08 to Mar '09	% Change Mar '08 to Mar '09
Assets	$26,440	$ 25,816	$ 27,353	2%	-3%
Cash and deposits in banks	2,451	2,017	402	22%	509%
Loans, net of unearned income	14,119	14,530	16,094	-3%	-12%
Allowance for loan losses	450	325	241	38%	87%
Securities	3,327	3,503	3,495	-5%	-5%
Intangible assets, net	449	482	1,064	-7%	-58%
Deposits	20,257	18,673	19,271	8%	5%
Shareholders' equity	1,576	1,638	2,465	-4%	-36%

	Three Months Ended			Three Months Ended		
	Mar 31, 2009	Dec 31 2008 As Adjusted (1)	% Change Dec '08 to Mar '09	Mar 31, 2009	Mar 31, 2008 As Adjusted (1)	% Change Mar '08 to Mar '09
Key Ratios:						
Colonial BancGroup Capital Ratios:						
Tier I risk-based capital ratio	7.33%*	8.58%	-15%	7.33%*	8.05%	-9%
Total risk-based capital ratio	11.56%*	12.88%	-10%	11.56%*	12.00%	-4%
Tier I leverage ratio	5.02%*	5.90%	-15%	5.02%*	6.10%	-18%
Tangible common equity ratio (2) (3)	3.21%	3.41%	-6%	3.21%	4.21%	-24%
Tangible capital ratio (3)	4.34%	4.56%	-5%	4.34%	5.33%	-19%
Colonial Bank Capital Ratios:						
Tier I risk-based capital ratio	8.02%*	8.54%	-6%	8.02%*	8.12%	-1%
Total risk-based capital ratio	10.78%*	11.37%	-5%	10.78%*	10.81%	0%
Tier I leverage ratio	5.54%*	6.03%	-8%	5.54%*	6.15%	-10%
Net interest margin	2.04%	2.37%	-14%	2.04%	2.94%	-31%
Loans to deposits ratio	69.70%	77.81%	-10%	69.70%	83.52%	-17%
Dividends paid per common share	$ —	$ —	0%	$ —	$ 0.19	-100%
Tangible book value per common share (3)	$ 4.12	$ 4.26	-3%	$ 4.12	$ 7.01	-41%

	Three Months Ended			Three Months Ended		
Earnings Summary (In thousands, except per share amounts)	Mar 31, 2009	Dec 31 2008 As Adjusted (1)	% Change Dec '08 to Mar '09	Mar 31, 2009	Mar 31, 2008 As Adjusted (1)	% Change Mar '08 to Mar '09
Net Income:						
Net interest income	$ 117,812	$ 140,716	-16%	$ 117,812	$ 181,624	-35%
Provision for loan losses	257,220	455,000	-43%	257,220	35,543	624%
Core noninterest income (3)	50,449	44,786	13%	50,449	51,672	-2%
Securities gains (losses), net	(837)	—	-100%	(837)	6,075	-114%
Total noninterest income	49,612	44,786	11%	49,612	57,747	-14%
Core noninterest expense (3)	170,576	179,680	-5%	170,576	157,810	8%
Goodwill impairment	28,477	575,000	-95%	28,477	—	100%
Severance expense	—	—	0%	—	236	-100%
Net losses (gains) related to the early extinguishment of debt	(20,320)	—	-100%	(20,320)	5,932	-443%
Total noninterest expense	178,733	754,680	-76%	178,733	163,978	9%
Income (loss) before income taxes	(268,529)	(1,024,178)	74%	(268,529)	39,850	-774%
Income tax expense (benefit)	(100,165)	(204,409)	51%	(100,165)	9,717	-1131%
Net Income (Loss)	$(168,364)	$ (819,769)	79%	$(168,364)	$ 30,133	-659%
Net Income (Loss) Attributable to Colonial BancGroup	$(173,700)	$ (825,105)	79%	$(173,700)	$ 24,797	-800%
Earnings (Loss) Per Share - Diluted	$ (0.86)	$ (4.11)	79%	$ (0.86)	$ 0.16	-638%
Average diluted shares outstanding	200,953	200,817		200,953	157,117	

(1)   The adoption of SFAS 160 requires retrospective application to all prior periods presented. Under SFAS 160, REIT preferred
      securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2)   This ratio excludes the REIT preferred securities included in total shareholders' equity.
(3)   Represents non-GAAP measures.
*   Estimated

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (In thousands, except per share amounts)	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)	1st Qtr. 2008 As Adjusted (1)
Net interest income	$ 117,812	$ 140,716	$ 166,749	$ 174,424	$ 181,624
Provision for loan loss	257,220	455,000	159,399	79,000	35,543
Noninterest income:					
Service charges on deposit accounts	16,685	17,926	19,645	19,259	19,228
Electronic banking	4,982	4,935	5,149	5,275	5,004
Other retail banking fees	1,935	2,120	2,209	2,540	2,548
Retail banking fees	23,602	24,981	27,003	27,074	26,780
Mortgage banking origination and sales	12,268	7,143	8,095	7,953	6,760
Wealth management services	5,160	3,687	4,370	5,061	4,812
Mortgage warehouse fees	1,449	1,522	1,467	1,251	995
Bank-owned life insurance	3,894	4,386	4,720	5,169	5,120
Other income	4,076	3,067	6,042	6,190	7,205
Core noninterest income	50,449	44,786	51,697	52,698	51,672
Securities gains (losses), net	(837)	—	(6,057)	3,025	6,075
Total noninterest income	49,612	44,786	45,640	55,723	57,747
Noninterest expense:					
Salaries and employee benefits	72,064	72,324	75,129	74,761	73,667
Occupancy expense of bank premises, net	23,718	24,189	24,177	24,064	23,055
Furniture and equipment expenses	15,641	14,813	15,215	15,134	14,703
Professional services	10,442	8,415	7,252	7,807	5,638
FDIC insurance and other regulatory fees	11,208	4,936	4,169	4,414	4,562
Amortization of intangible assets	4,154	4,154	4,154	4,142	4,163
Electronic banking and other retail banking expenses	3,273	4,271	3,479	4,136	4,157
Losses and expenses on other real estate	7,002	19,830	3,261	4,068	1,207
Loan closing costs	1,983	1,515	1,901	1,079	2,133
Communications	2,917	2,890	2,799	2,863	2,819
Advertising	2,700	3,665	3,440	2,384	2,603
Postage and courier	2,258	2,631	2,373	2,270	2,622
Loss on equity investments	3,411	7,463	4,995	1,720	2,747
Travel	1,463	1,992	1,572	1,522	1,439
Other expenses	8,342	6,592	8,239	9,142	12,295
Core noninterest expense	170,576	179,680	162,155	159,506	157,810
Goodwill impairment	28,477	575,000	—	—	—
Severance expense	—	—	—	550	236
Net losses (gains) related to the early extinguishment of debt	(20,320)	—	284	4,111	5,932
Total noninterest expense	178,733	754,680	162,439	164,167	163,978
Income (loss) before income taxes	(268,529)	(1,024,178)	(109,449)	(13,020)	39,850
Income tax expense (benefit)	(100,165)	(204,409)	(43,575)	(9,400)	9,717
Net Income (Loss)	**(168,364)**	**(819,769)**	**(65,874)**	**(3,620)**	**30,133**

Less: Net income (loss) attributable to the
  noncontrolling interest (REIT preferred
  shareholders)
	(5,336)	(5,336)	(5,336)	(5,336)	(5,336)

Net Income (Loss) Attributable to Colonial BancGroup	**$(173,700)**	**$ (825,105)**	**$ (71,210)**	**$ (8,956)**	**$ 24,797**
Net Income (Loss) Allocated to Common Shareholders	**$(173,700)**	**$ (825,105)**	**$ (71,210)**	**$ (8,956)**	**$ 24,604**
Earnings (Loss) Per Share - Diluted	**$ (0.86)**	**$ (4.11)**	**$ (0.35)**	**$ (0.05)**	**$ 0.16**
Average Diluted Shares Outstanding	200,953	200,817	200,757	188,730	157,117

(1) The adoption of SFAS 160 requires retrospective application to all prior periods presented. Under SFAS 160, REIT preferred

securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

Statements of Condition (Dollars in thousands, except per share amounts)	Mar 31, 2009	Dec 31, 2008 As Adjusted (1)	Sept 30, 2008 As Adjusted (1)	June 30, 2008 As Adjusted (1)	Mar 31, 2008 As Adjusted (1)
Assets:					
Cash and due from banks	$ 606,214	$ 482,755	$ 1,328,493	$ 451,281	$ 400,880
Interest bearing deposits in banks and Federal Reserve	1,845,048	1,534,463	669	101,391	1,375
Federal funds sold	6,087	7,642	7,096	8,891	9,821
Securities purchased under agreements to resell	1,640,712	1,556,157	1,493,585	2,185,174	2,106,205
Total securities (AFS and HTM)	3,327,124	3,503,380	3,825,523	3,453,859	3,494,654
Loans held for sale	2,800,139	2,082,248	2,060,709	1,984,723	2,951,777
Loans, net of unearned income	14,119,489	14,530,018	15,168,356	15,468,832	16,094,478
Less: Allowance for loan losses	(450,000)	(325,000)	(285,000)	(247,009)	(240,795)
Net loans	13,669,489	14,205,018	14,883,356	15,221,823	15,853,683
Premises and equipment, net	568,472	565,769	507,167	498,941	509,164
Intangible assets, net	449,031	481,662	1,060,816	1,066,215	1,064,485
Bank-owned life insurance	498,839	494,983	490,585	485,840	480,722
Accrued interest and other assets	1,028,740	902,229	604,572	573,153	479,981
Total Assets	$ 26,439,895	$ 25,816,306	$ 26,262,571	$ 26,031,291	$ 27,352,747
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 3,397,994	$ 2,816,699	$ 2,843,971	$ 2,912,071	$ 3,050,729
Interest bearing transaction accounts	4,714,457	5,173,208	5,232,769	6,052,774	6,526,822
Total non-time deposits	8,112,451	7,989,907	8,076,740	8,964,845	9,577,551
Time deposits	9,617,336	9,117,388	8,706,622	7,941,228	7,752,280
Brokered time deposits	2,044,490	1,297,651	1,562,099	1,345,397	1,865,393
Reciprocal brokered time deposits	482,941	268,319	147,472	97,695	76,104
Total brokered time deposits	2,527,431	1,565,970	1,709,571	1,443,092	1,941,497
Total deposits	20,257,218	18,673,265	18,492,933	18,349,165	19,271,328
Repurchase agreements	315,605	472,706	458,658	525,724	540,589
Federal funds purchased	—	—	—	135,000	639,000
Other short-term borrowings	—	700,000	300,000	—	—
Long-term debt	3,964,274	4,043,807	4,038,675	4,037,741	4,169,939
Other liabilities	326,373	288,492	290,290	268,611	266,816
Total liabilities	24,863,470	24,178,270	23,580,556	23,316,241	24,887,672
Noncontrolling interest (REIT preferred securities)	293,058	293,058	293,058	293,058	293,058
Total Colonial BancGroup shareholders' equity	1,283,367	1,344,978	2,388,957	2,421,992	2,172,017
Total shareholders' equity	1,576,425	1,638,036	2,682,015	2,715,050	2,465,075
Total Liabilities and Shareholders' Equity	$ 26,439,895	$ 25,816,306	$ 26,262,571	$ 26,031,291	$ 27,352,747
Common shares issued	212,559,635	212,408,915	212,317,639	211,829,234	168,063,887
Common shares outstanding	202,592,908	202,442,188	202,350,912	201,862,507	158,097,161
Book value per common share	$ 6.33	$ 6.64	$ 11.81	$ 12.00	$ 13.74
Tangible book value per common share (2)	$ 4.12	$ 4.26	$ 6.56	$ 6.72	$ 7.01

(1) The adoption of SFAS 160 requires retrospective application to all prior periods presented. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).
(2) Represents a non-GAAP measure.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

Average Volume and Rates (unaudited) (Dollars in thousands)	Three Months Ended								
	March 31, 2009			December 31, 2008 As Adjusted (1)			March 31, 2008 As Adjusted (1)		
	Average Volume	Interest	Rate	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:									
Loans, net of unearned income (2) (3)	$14,409,104	$179,666	5.05%	$14,808,155	$206,113	5.54%	$15,994,073	$261,438	6.57%
Loans held for sale (3)	2,451,628	33,633	5.56%	2,055,726	30,131	5.83%	3,160,736	40,397	5.14%
Securities (2) (3)	3,707,868	50,688	5.47%	4,006,044	55,975	5.59%	3,677,145	54,612	5.94%
Securities purchased under agreements to resell	1,689,334	22,088	5.30%	1,771,511	25,807	5.80%	2,115,209	28,259	5.37%
Federal funds sold	5,684	3	0.24%	63,200	118	0.74%	98,700	951	3.88%
Interest bearing deposits in banks and the Federal Reserve	1,416,042	752	0.21%	1,289,944	2,073	0.64%	21,531	41	0.76%
Total interest earning assets	23,679,660	$286,830	4.89%	23,994,580	$320,217	5.32%	25,067,394	$385,698	6.18%
Nonearning assets (3)	2,041,306			2,320,184			2,582,448		
Total assets	$25,720,966			$26,314,764			$27,649,842		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 5,036,645	$ 17,458	1.41%	$ 5,052,864	$ 18,545	1.46%	$ 6,609,657	$ 32,634	1.99%
Time deposits	9,193,808	84,135	3.71%	8,815,221	86,331	3.90%	7,412,087	85,062	4.62%
Brokered time deposits	1,655,219	12,526	3.07%	1,607,023	14,830	3.67%	1,592,880	19,031	4.81%
Reciprocal brokered time deposits	357,561	2,363	2.68%	243,890	2,003	3.27%	75,909	779	4.13%
Total brokered time deposits	2,012,780	14,889	3.00%	1,850,913	16,833	3.62%	1,668,789	19,810	4.77%
Total interest bearing deposits	16,243,233	116,482	2.91%	15,718,998	121,709	3.08%	15,690,533	137,506	3.52%
Repurchase agreements	410,552	822	0.81%	484,773	1,753	1.44%	544,218	3,705	2.74%
Federal funds purchased	1,500	1	0.23%	2,946	1	0.16%	1,065,126	9,038	3.41%
Other short-term borrowings	7,778	53	2.78%	677,174	2,338	1.37%	314,835	2,554	3.26%
Long-term debt (3)	4,013,318	49,566	4.99%	4,038,374	51,617	5.09%	4,084,015	49,110	4.83%
Total interest bearing liabilities	20,676,381	$166,924	3.27%	20,922,265	$177,418	3.37%	21,698,727	$201,913	3.74%
Noninterest bearing demand deposits	3,189,442			2,845,972			3,067,214		
Other liabilities (3)	266,407			258,750			309,546		
Total liabilities	24,132,230			24,026,987			25,075,487		
Noncontrolling interest (REIT preferred securities)	293,058			293,058			293,058		
Total Colonial BancGroup shareholders' equity	1,295,678			1,994,719			2,281,297		
Total shareholders' equity	1,588,736			2,287,777			2,574,355		
Total liabilities and shareholders' equity	$25,720,966			$26,314,764			$27,649,842		
Rate differential			1.62%			1.95%			2.44%
Net yield on interest-earning assets on a tax equivalent									

basis		$119,906	2.04%		$142,799	2.37%		$183,785	2.94%
Taxable equivalent adjustments (2):									
Loans		(187)			(171)			(195)	
Securities		(1,907)			(1,912)			(1,966)	
Total taxable equivalent adjustments		(2,094)			(2,083)			(2,161)	
Net interest income		$117,812			$140,716			$181,624	
Total Average Deposits									
Total interest bearing deposits	$16,243,233	$116,482	2.91%	$15,718,998	$121,709	3.08%	$15,690,533	$137,506	3.52%
Noninterest bearing demand deposits	3,189,442	—	—	2,845,972	—	—	3,067,214	—	—
Total average deposits	$19,432,675	$116,482	2.43%	$18,564,970	$121,709	2.61%	$18,757,747	$137,506	2.95%
Total average deposits, excluding brokered time (4)	$17,777,456	$103,956	2.37%	$16,957,947	$106,879	2.51%	$17,164,867	$118,475	2.78%

(1) The adoption of SFAS 160 requires retrospective application to all prior periods presented. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).

(2) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(3) Unrealized gains (losses) on available for sale securities, the adjustments for mark to market valuations on hedged assets and liabilities and lower of cost or fair value adjustments have been classified in either nonearning assets or other liabilities.

(4) Reciprocal brokered time deposits are not excluded.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
ASSET QUALITY (unaudited)

Selected Credit Quality Ratios	March 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008	March 31, 2008
Period end:					
Allowance as a percent of net loans	3.19%	2.24%	1.88%	1.60%	1.50%
Nonperforming loans as a percent of net loans	6.24%	3.67%	3.58%	1.91%	1.53%
Nonperforming assets as a percent of net loans, other real estate and repossessions	7.58%	4.83%	4.43%	2.62%	1.65%
Allowance as a percent of nonperforming loans	51%	61%	53%	84%	98%
Allowance as a percent of nonperforming assets	41%	46%	42%	60%	90%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	3.72%	11.15%	3.17%	1.85%	0.84%
Year to date (annualized)	3.72%	4.16%	1.94%	1.35%	0.84%

Nonperforming Assets (Dollars in thousands)	March 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008	March 31, 2008
Nonaccrual loans	$ 879,309	$532,766	$542,785	$294,816	$246,482
Renegotiated loans	1,453	586	—	—	—
Total nonperforming loans	880,762	533,352	542,785	294,816	246,482
Other real estate owned and repossessions	182,690	127,908	134,951	113,604	19,831
Nonperforming assets excluding loans held for sale	1,063,452	661,260	677,736	408,420	266,313
Nonaccrual loans transferred to held for sale	21,988	49,198	—	—	—
Total nonperforming assets	$1,085,440	$710,458	$677,736	$408,420	$266,313
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 34,823	$ 41,579	$ 42,454	$ 31,337	$ 70,638
Total charge-offs	$ 134,706	$416,055	$122,687	$ 74,101	$ 35,090
Total recoveries	(2,486)	(1,055)	(1,279)	(1,315)	(1,497)
Net charge-offs:					
Quarter to date	$ 132,220	$415,000	$121,408	$ 72,786	$ 33,593
Year to date	$ 132,220	$642,787	$227,787	$106,379	$ 33,593

13

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
SELECTED RATIOS (unaudited)

Selected Financial Ratios	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)	1st Qtr. 2008 As Adjusted (1)
Colonial BancGroup Capital Ratios:					
Tier I risk-based capital ratio	7.33%**	8.58%	10.00%	10.12%	8.05%
Total risk-based capital ratio	11.56%**	12.88%	14.18%	14.16%	12.00%
Tier I leverage ratio	5.02%**	5.90%	7.29%	7.38%	6.10%
Tangible common equity ratio (2) (3)	3.21%	3.41%	5.27%	5.43%	4.21%
Tangible capital ratio (3)	4.34%	4.56%	6.43%	6.60%	5.33%
Colonial Bank Capital Ratios:					
Tier I risk-based capital ratio	8.02%**	8.54%	9.88%	9.88%	8.12%
Total risk-based capital ratio	10.78%**	11.37%	12.70%	12.65%	10.81%
Tier I leverage ratio	5.54%**	6.03%	7.20%	7.20%	6.15%
Return on average assets*	NM	NM	NM	NM	0.36%
Return on average equity*	NM	NM	NM	NM	3.83%
Efficiency ratio (4)	100.13%	95.79%	73.52%	69.59%	67.02%
Noninterest income(4)/ average assets*	0.80%	0.68%	0.79%	0.78%	0.75%
Noninterest expense(4)/ average assets*	2.65%	2.73%	2.49%	2.36%	2.28%
Net interest margin	2.04%	2.37%	2.85%	2.88%	2.94%

(1) The adoption of SFAS 160 requires retrospective application to all prior periods presented. Under SFAS 160, REIT preferred securities are included in total shareholders' equity and the related dividends are excluded from net income (loss).
(2) This ratio excludes the REIT preferred securities included in total shareholders' equity.
(3) Represents non-GAAP measures.
(4) These ratios utilize core noninterest income and core noninterest expense which represent non-GAAP measures.
* Annualized
** Estimated
NM Not meaningful

Reconciliation of Certain Financial Matters	1st Qtr. 2009	4th Qtr. 2008 As Adjusted (1)	3rd Qtr. 2008 As Adjusted (1)	2nd Qtr. 2008 As Adjusted (1)	1st Qtr. 2008 As Adjusted (1)
Book value per common share	$ 6.33	$ 6.64	$ 11.81	$ 12.00	$ 13.74
Effect of intangible assets	$ (2.21)	$ (2.38)	$ (5.25)	$ (5.28)	$ (6.73)
Tangible book value per common share	$ 4.12	$ 4.26	$ 6.56	$ 6.72	$ 7.01
Common equity ratio	4.85%	5.21%	9.10%	9.30%	7.94%
Effect of intangible assets	-1.64%	-1.80%	-3.83%	-3.87%	-3.73%
Tangible common equity ratio	3.21%	3.41%	5.27%	5.43%	4.21%
Capital ratio	5.96%	6.34%	10.21%	10.43%	9.01%
Effect of intangible assets	-1.62%	-1.78%	-3.78%	-3.83%	-3.68%
Tangible capital ratio	4.34%	4.56%	6.43%	6.60%	5.33%
Annualized noninterest income / average assets	0.78%	0.68%	0.70%	0.83%	0.85%
Effect of non-core income	0.02%	0.00%	0.09%	-0.05%	-0.10%
Annualized core noninterest income / average assets	0.80%	0.68%	0.79%	0.78%	0.75%
Annualized noninterest expense / average assets	2.78%	11.47%	2.49%	2.43%	2.37%
Effect of non-core expense	-0.13%	-8.74%	0.00%	-0.07%	-0.09%
Annualized core noninterest expense / average assets	2.65%	2.73%	2.49%	2.36%	2.28%

Efficiency ratio	105.44%	402.31%	75.72%	70.69%	67.89%
Effect of non-core income and expense	-5.31%	-306.52%	-2.20%	-1.10%	-0.87%
Core efficiency ratio	100.13%	95.79%	73.52%	69.59%	67.02%

Management believes that these non-GAAP measures provide information that is useful to investors in understanding the financial viability of the Company as well as performance of the Company's underlying operations and performance trends. Specifically these measures permit evaluation and comparison of results for ongoing business operations, and it is on this basis that Management internally assesses the Company's performance.

In light of diversity in practice, other companies may define or calculate these measures differently.

Exhibit 99.2



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COLONIAL BANCGROUP

1st Quarter Results

March 31, 2009

Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "could," "outlook," "potential," "would," and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *losses to our loan portfolio are greater than estimated or expected;*
- *an inability to raise additional capital on terms and conditions that are satisfactory including the failure to close on Colonial's pending agreement with Taylor, Bean & Whitaker Mortgage Corp.;*
- *failure to receive final approval and actual funding from the U.S. Treasury Department's Capital Purchase Program;*
- *the impact of current economic conditions and the results of our operations on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable or take longer to recover than expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *continued or sustained deterioration of market and economic conditions or business performance could increase the likelihood that we would have an additional goodwill impairment charge;*
- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic and operating plans for 2009 and beyond;*
- *the anticipated cost savings and revenue enhancements from the Colonial 1st program may not be achieved in their entirety or accomplished within our expected time frame;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

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2

Forward Looking Statements



- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *changes in the securities markets;*
- *acts of terrorism or war; and*
- *details of the recently enacted Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, the Homeowner Affordability and Stability Plan and various announced and unannounced programs implemented by the U.S. Treasury Department and bank regulators to address capital and liquidity concerns in the banking system, are still being finalized and may have a significant effect on the financial services industry and BancGroup.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Update on Definitive Agreement with Investor Group



- ➢ Due diligence period extended through May 22, 2009; waiting on finalized third party due diligence reports from consultants

- ➢ Superior offer clause extended through May 22, 2009

- ➢ Financing contingency removed

- ➢ Expect to file regulatory applications this month

- ➢ No request for additional time to close the transaction

  Note: Colonial filed an 8-K containing the amendment to the definitive agreement

First Quarter 2009 Overview

Unaudited

Colonial BancGroup

- Net loss of $168 million or $0.86 per common share in the quarter compared to a net loss of $820 million or $4.11 per common share in the 4th quarter of 2008
- Excluding net goodwill impairment charges, the operating loss was $142 million, or $0.74 per common share, in the 1st quarter compared to a loss of $285 million, or $1.45 per common share, in the 4th quarter of 2008
- Provision for loan losses was $257 million which provided for net charge offs of $132 million and increased the allowance by $125 million to $450 million or 3.19% of net loans
- Strong liquidity position: Cash and interest bearing deposits in banks and the Federal Reserve were approximately $2.5 billion at 3/31/09
- Total deposits increased 8.5% over 12/31/08; retail deposits increased 5% over 12/31/08

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5

Colonial BancGroup

Unaudited

➢ At 3/31/09, capital ratios remain above "well capitalized" minimums for regulatory purposes[1] :

	Colonial BancGroup*	Colonial Bank*
Tier I Risk-based	7.33%	8.02%
Total Risk-based	11.56	10.78
Tier I Leverage	5.02	5.54

➢ Tangible book value per share of $4.12 at March 31, 2009

[1] Minimums for prompt corrective action for the bank are: 6% Tier I Risk-Based Capital Ratio, 10% Total Risk-Based Capital Ratio, and 5% Tier I Leverage Ratio   * Estimated

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First Quarter 2009 Credit Overview

➤ **Aggressive management of problem loans**
  - Sales of $88 million of problem assets in the quarter resulting in cumulative losses of 58%
  - Charged off $132 million (net), 3.72% (annualized) of average net loans
  - Nonperforming assets increased to 7.58% of loans and other real estate and repossessions

➤ **Provisions exceeded net charge-offs by $125 million in the quarter**
  - Further strengthened loan loss reserves to 3.19% of net loans at 3/31/09 versus 2.24% at 12/31/08 and 1.50% at 12/31/07

➤ **Continued focus on delinquencies**
  - Loans past due and still accruing declined from 2.95% at 12/31/08 to 2.89% at 3/31/09

➤ **Nonperforming assets remain concentrated in the construction related sector of the loan portfolio (77% of total NPAs)**

Review of Loan Portfolio at 3/31/09

($ in millions)



	Dollars Outstanding	% of Total Portfolio	Change Since 12/31/08	Past Dues 3/31/09*	NPA's	% of NPA's
Residential Construction	$1,682.3	11.9%	($297.6)	4.19%	$553.3	51.0%
Commercial Construction	2,261.5	16.1%	(286.4)	3.73%	286.5	26.4%
Seasoned Commercial Real Estate	4,959.9	35.1%	72.7	1.77%	120.6	11.1%
1-4 Family Permanent Real Estate	2,415.7	17.1%	(82.2)	4.41%	100.9	9.3%
Commercial & Industrial	847.8	6.0%	(109.5)	0.72%	10.1	0.9%
Mortgage Warehouse Lending	663.0	4.7%	(62.8)	0.00%	7.9	0.7%
Consumer & Other	410.0	2.9%	8.8	4.90%	6.1	0.6%
Total Performing Loans	**13,240.2**	**93.8%**	**(757.0)**	**2.89%**	**$1,085.4**	**100.0%**
Nonaccrual Loans	879.3 **	6.2%	346.5			
Total Loans	**14,119.5**	**100.0%**	**($410.5)**			
Nonaccrual Loans Held for Sale	22.0					
ORE	182.6					
Total Loans, Nonaccrual LHFS & ORE	**$14,324.1**					

* - Past due and still accruing.

** - Does not include $1.5 million of restructured loans still accruing interest

Asset Quality Metrics at 3/31/09

($ in millions)



	3/31/09	12/31/08	9/30/08	3/31/09 vs 12/31/08
Total Loans	$14,119.5	$14,530.0	$15,168.4	(2.83%)
Allowance for Loan Losses (ALL)	450.0	325.0	285.0	38.46%
Net Charge-offs	132.2	415.0	121.4	(68.14%)
Provision Expense	257.2	455.0	159.4	(43.47%)
NPAs	1,085.4	710.5	677.7	52.77%
NPLs to Total Loans	6.24%	3.67%	3.56%	70.03%
NPAs to Total Loans and ORE	7.58%	4.83%	4.43%	56.94%
ALL to Loans	3.19%	2.24%	1.88%	42.41%
Net Charge-off Ratio (Annualized)	3.72%	11.15%	3.17%	(66.64%)
30-89 Days Past Due (Still Accruing)	2.64%	2.66%	1.56%	(0.75%)
90+ Days Past Due (Still Accruing)	0.25%	0.29%	0.28%	(13.79%)
Total Past Dues (Still Accruing)	2.89%	2.95%	1.84%	(2.03%)



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Residential Construction



(Excluding Nonaccruals)

By Location and Property Type at 3/31/09

11.9% of total loan portfolio - $1.682 billion

($ in millions)



Condo Construction $225
Res. Development $661
Res. Land $276
Res. Spec $238
Res. Presold $90
Consumer Lots $82
Builder Lots $110

	Total Outstanding	Res. Development	Builder Lots	Consumer Lots	Res. Presold	Res. Spec	Res. Land	Condo Construction
Florida	$ 703	$ 181	$ 44	$ 56	$ 37	$ 90	$ 125	$ 170
Texas	443	272	28	4	13	34	82	10
Georgia	236	122	11	1	6	51	21	24
Alabama	193	54	25	20	13	53	22	6
Nevada	76	27	1	-	18	8	19	3
Other	31	5	1	1	3	2	7	12
Total	**$ 1,682**	**$ 661**	**$ 110**	**$ 82**	**$ 90**	**$ 238**	**$ 276**	**$ 225**

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Commercial Construction

(Excluding Residential, Condominium Construction and Nonaccruals)

By Location and Property Type at 3/31/09

16.1% of total loan portfolio - $2.262 billion

($ in millions)



Property Type



Warehouse
$86.5
3.8%

Commercial
Development
$313.3
13.9%

Retail
$325.7
14.4%

Other
$67.8
3.1%

Office
$177.3
7.8%

Commercial Land
$742.2
32.8%

Multi-family
$86.4
3.8%

Lodging
$154.5
6.8%

Industrial
$27.2
1.2%

Healthcare
$85.0
3.8%

Commercial Lot
Inventory
$195.6
8.6%

Location



Texas
$439.2
19.4%

Alabama
$137.3
6.1%

Other
$298.0
13.2%

Florida
$892.0
39.4%

Nevada
$262.2
11.6%

Georgia
$232.8
10.3%

Seasoned Commercial Real Estate



(Excluding Nonaccruals)

By Location and Property Type at 3/31/09

35.1% of total loan portfolio - $4.960 billion

($ in millions)

Property Type



Warehouse
$667.5
13.5%

Healthcare
$416.9
8.4%

Industrial
$120.3
2.4%

Lodging
$324.3
6.5%

Multi-family
$525.9
10.6%

Retail
$1,104.3
22.3%

Office
$1,072.5
21.6%

Other
$728.2
14.7%

Location



Texas
$475.3
9.6%

Alabama
$558.0
11.2%

Other
$438.4
8.9%

Nevada
$223.0
4.5%

Georgia
$322.7
6.5%

Florida
$2,942.5
59.3%

Nonperforming Assets by Property Type and Location



At 3/31/09 – Total $1,085.4 million

($ in millions)

Property Type



- Consumer & Other $6.1 0.6%
- Mortgage Warehouse $7.9 0.7%
- C & I $10.1 0.9%
- 1-4 Family Permanent Real Estate $100.9 9.3%
- Seasoned Commercial Real Estate $120.6 11.1%
- Residential Construction $553.3 51.0%
- Commercial Construction $286.5 26.4%

Location



- Other $37.2 3.4%
- Texas $60.4 5.6%
- Nevada $90.3 8.3%
- Georgia $99.8 9.2%
- Alabama $130.0 12.0%
- Florida $667.7 61.5%

Residential Construction NPAs

At 3/31/09 – Total $553.3 million (or 51.0% of total nonperforming assets)

($ in millions)



Property Type



Location



(note: percentages in above charts represent proportion to total NPAs)

Commercial Construction NPAs



(Excluding Residential and Condominium Construction)

At 3/31/09 – Total $286.5 million (or 26.4% of total nonperforming assets)

($ in millions)

Property Type



- Office $6.7 0.6%
- Other $20.0 1.8%
- Retail $13.9 1.3%
- Warehouse $4.9 0.5%
- Multi-family $19.0 1.7%
- Lodging $0.9 0.1%
- Commercial Land $144.2 13.3%
- Commercial Development $66.9 6.2%
- Commercial Lots $10.0 0.9%

Location



- Texas $4.0 0.4%
- Nevada $43.0 4.0%
- Other $19.0 1.8%
- Alabama $41.6 3.8%
- Georgia $0.8 0.1%
- Florida $178.1 16.3%

(note: percentages in above charts represent proportion to total NPAs)

Seasoned Commercial Real Estate NPAs

At 3/31/09 – Total $120.6 million (or 11.1% of total nonperforming assets)

($ in millions)



Property Type



Location



(note: percentages in above charts represent proportion to total NPAs)

Net Charge-Offs by Property Type and Location



Three Months Ended March 31, 2009 – Total $132.2 million

($ in millions)



Property Type

- Mortgage Warehouse $0.7 0.5%
- C & I $10.0 7.6%
- Consumer & Other $3.1 2.3%
- 1-4 Family Permanent Real Estate $21.7 16.4%
- Residential Construction $48.5 36.7%
- Seasoned Commercial Real Estate $26.7 20.2%
- Commercial Construction $21.5 16.3%



Location

- Texas $0.3 0.2%
- Nevada $3.8 2.9%
- Other $1.4 1.1%
- Georgia $13.2 10.0%
- Alabama $14.3 10.8%
- Florida $99.2 75.0%

Residential Construction Net Charge-Offs



Three Months Ended March 31, 2009

Total $48.5 million (or 36.7% of total net charge-offs)

($ in millions)

Property Type



Residential Land
$3.8
2.9%

Builder Lots
$2.3
1.7%

Consumer Lots
$0.3
0.2%

Residential Spec and Presold
$7.2
5.5%

Residential Development
$34.9
26.4%

Location



Texas
$0.1
0.1%

Other
$0.7
0.5%

Nevada
$3.2
2.4%

Alabama
$0.3
0.2%

Georgia
$6.3
4.8%

Florida
$37.9
28.7%

(note: percentages in above charts represent proportion to total net charge-offs)

Commercial Construction Net Charge-Offs



(Excluding Residential and Condominium Construction)

Three Months Ended March 31, 2009

Total $21.5 million (or 16.3% of total net charge-offs)

($ in millions)

Property Type



Commercial Development $0.9 0.7%

Warehouse $5.5 4.2%

Lodging $0.2 0.2%

Commercial Lots $2.1 1.6%

Commercial Land $12.8 9.6%

Location



Georgia $0.2 0.2%

Alabama $0.9 0.7%

Florida $20.4 15.4%

(note: percentages in above charts represent proportion to total net charge-offs)

Seasoned Commercial Real Estate
Net Charge-Offs



Three Months Ended March 31, 2009

Total $26.7 million (or 20.2% of total net charge-offs)

($ in millions)

Property Type



Warehouse
$1.1
0.8%

Retail
$4.3
3.2%

Other
$0.5
0.4%

Office
$1.8
1.4%

Multi-family
$2.4
1.8%

Lodging
$4.9
3.7%

Industrial
$11.7
8.9%

Location



Georgia
$4.9
3.7%

Alabama
$11.8
8.9%

Florida
$10.0
7.6%

(note: percentages in above charts represent proportion to total net charge-offs)

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1st Quarter 2009 Financial Highlights



➢ Net loss of $168 million in the quarter, or $0.86 per common share; excluding goodwill impairment of $26 million, net of the tax benefit, operating loss was $142 million, or $0.74 per common share compared to a loss of $285 million, or $1.45 per common share in the 4th quarter of 2008

➢ Provision for loan loss of $257 million for the 1st quarter down significantly from the 4th quarter of 2008 of $455 million

➢ Net interest income declined $23 million in the 1st quarter compared to the 4th quarter of 2008 as expected due to the decline in average interest rates and the reduction in average earning assets
  • Net interest margin was 2.04% compared to 2.37% in the 4th quarter

➢ Core noninterest income for the 1st quarter was up 13% over the 4th quarter of 2008 driven by increased retail mortgage banking origination and sales and wealth management revenues

1st Quarter 2009 Financial Highlights (continued)



➤ Securities losses for the quarter were $837,000, net
  - Recognized approximately $40 million in gains from the sales of $1 billion of securities which was offset by a $40 million loss on the sale of a 15% interest of approximately $264 million of securities in the re-remic (see page 27 for further discussion on re-remic transaction)

➤ Goodwill impairment of $28.5 million in the 1st quarter compared to $575 million in 4th quarter of 2008.

➤ Net gain on the early extinguishment of debt of $20 million in the 1st quarter related to the repurchase of $44 million of subordinated debt which had a weighted average rate of 7.71%

➤ Core noninterest expenses for the 1st quarter were down 5% from the 4th quarter of 2008 from reduced losses on other real estate and equity investments, partially offset by an increase in FDIC assessments

Deposit Composition / Liquidity



Colonial BancGroup

- **Retail franchise provides the most important source of funding**
  - Deposits comprise 81% of total funding and fund 77% of total assets
- **1Q09 Cost of Deposits: 2.43%**
- **Loan to Deposit Ratio of 70%**
- **No corporate debt maturities for the remainder of 2009 and only $5.0 million in 2010**





Brokered Time Deposits 10%
Reciprocal Brokered Time Deposits 2%
Noninterest Bearing Transaction Accounts 17%
Time Deposits 48%
Interest Bearing Transaction Accounts 23%

Total Deposits: $20.3 billion at 3/31/09

Reciprocal Brokered Time Deposits 2%
Short Term Borrowings 2%
Long-Term Borrowings 16%
CD's > $100k 16%
Brokered Time Deposits 8%
Core Deposits 56%

Total Funding Position: $24.9 billion at 3/31/09

As of March 31, 2009 - Unaudited

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Period End Deposits

($ in millions)



5 Year CAGR = 13%

2003 - 2008



143%

2001	2002	2003	2004	2005	2006	2007	2008	3/31/09
$8,323	$9,411	$9,918	$11,864	$15,483	$16,091	$18,544	$18,673	$20,257
	13%	5%	20%	31%	4%	15%	1%	8%

1st Quarter Lines of Business Highlights



➢ **Total core noninterest income increased 13% over 4th quarter of 2008**

➢ **Mortgage banking revenues increased 72% over 4th quarter of 2008**

➢ **Wealth management revenues increased 38% over 4th quarter of 2008**

➢ **Association Services total deposits increased 10% over 4th quarter of 2008 to $707 million**

Supplemental

Impact of Securities Fair Value Adjustment



➢ **Re-securitized approximately $1.4 billion of non-agency mortgage backed securities**

➢ **The transaction added credit support in a re-remic vehicle which converted noninvestment grade securities to investment grade and improved fair value and decreased risk weighted assets for regulatory capital**

($ in millions)	1Q09	4Q08	3Q08	2Q08	1Q08
Securities Available for Sale					
Cost Basis	$ 3,447.9	$ 3,779.9	$ 3,783.2	$ 3,702.4	$ 3,665.9
Fair Value Adjustment	(302.7)	(476.9)	(163.7)	(249.7)	(172.4)
At Fair Value	$ 3,145.2	$ 3,303.0	$ 3,619.5	$ 3,452.7	$ 3,493.5
Fair Value Adjustment Percentage	-8.8%	-12.6%	-4.3%	-6.7%	-4.7%
Change in Fair Value Adjustment	$ 174.2	$ (313.2)	$ 86.0	$ (77.3)	$ (160.8)
Impact of Fair Value Adjustment on Shareholders' Equity					
At Period End	$ (196.7)	$ (310.0)	$ (106.4)	$ (162.3)	$ (103.3)
Change During the Period	$ 113.3	$ (203.6)	$ 55.9	$ (59.0)	$ (99.6)

Active Balance Sheet Management

($ in billions)





Loans,
Excl. Warehouse



Total Risk
Weighted Assets

Note: Risk weighted assets are calculated following the banking agencies' risk-based capital guidelines. Assets and credit equivalent amounts of derivatives and off-balance sheet items are assigned to risk categories which are multiplied by the risk weight associated with that category. The amounts disclosed above were calculated consistent with banking regulatory requirements.

*Estimated
[1]Annualized



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Net Interest Margin



Average Net Interest Margin
3.46%
2002-2008



*Unaudited

Net Interest Income and Margin

($ in millions)



	Tax Equivalent	
	NII	NIM
4Q08	**$142.8**	**2.37%**
Decrease in Earning Assets (Loans & Securities offset by MWL)	(3.9)	-0.03%
Asset Sensitivity	(14.7)	-0.25%
Deposit Mix Change and Pricing Competition on CD's	(2.5)	-0.04%
Securities Tranactions	(0.7)	-0.01%
Days in Qtr	(1.1)	0.00%
1Q09	**$119.9**	**2.04%**

Selected Average Balances

($ in millions)



	1Q09	4Q08	1Q08	% Change 4Q08	% Change 1Q08
Earning Assets	**$ 23,680**	**$ 23,995**	**$ 25,067**	**-1%**	**-6%**
Loans, Net of Unearned Income	14,409	14,808	15,994	-3%	-10%
Loans Held for Sale	2,452	2,056	3,161	19%	-22%
Securities	3,708	4,006	3,677	-7%	1%
Resell Agreements and Federal Funds Sold	1,695	1,835	2,213	-8%	-23%
Interest Bearing Deposits in Banks and the Federal Reserve	1,416	1,290	22	10%	6336%
Total Assets	**25,721**	**26,315**	**27,650**	**-2%**	**-7%**
Total Deposits	**19,433**	**18,565**	**18,758**	**5%**	**4%**
Noninterest Bearing Deposits	3,189	2,846	3,067	12%	4%
Interest Bearing Transaction Accounts	5,037	5,053	6,610	0%	-24%
Time Deposits	11,207	10,666	9,081	5%	23%
Repurchase Agreements	411	485	544	-15%	-24%
S/T Borrowings and Fed Funds Purchased	9	680	1,380	-99%	-99%
L/T Debt	4,013	4,038	4,084	-1%	-2%

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Noninterest Income

($ in millions)



	1Q09	4Q08	1Q08	% Change 4Q08	% Change 1Q08
Service Charges on Deposit Accounts	$ 16.7	$ 17.9	$ 19.2	-7%	-13%
Electronic Banking	5.0	5.0	5.0	0%	0%
Other Retail Banking Fees	1.9	2.1	2.6	-10%	-27%
Retail Banking Fees	23.6	25.0	26.8	-6%	-12%
Mortgage Banking Origination and Sales	12.3	7.1	6.8	72%	81%
Wealth Management Services	5.1	3.7	4.8	38%	6%
Mortgage Warehouse Fees	1.4	1.5	1.0	-7%	40%
Bank-Owned Life Insurance	3.9	4.4	5.1	-11%	-24%
Other Income	4.1	3.1	7.1	32%	-42%
Core Noninterest Income	50.4	44.8	51.6	13%	-2%
Securities Gains (Losses), Net	(0.8)	-	6.1	-100%	-114%
Total Noninterest Income	$ 49.6	$ 44.8	$ 57.7	11%	-14%
Annualized Noninterest Income to Average Assets [1]	0.80%	0.68%	0.75%		
Noninterest Income to Total Revenue [1]	30.0%	24.1%	22.1%		

[1]Core noninterest income was used in the calculation

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Noninterest Expense

($ in millions)



	1Q09	4Q08	1Q08	% Change 4Q08	% Change 1Q08
Salaries and Employee Benefits	$ 72.1	$ 72.3	$ 73.7	0%	-2%
Occupancy Expense of Bank Premises, Net	23.7	24.2	23.1	-2%	3%
Furniture and Equipment Expenses	15.6	14.8	14.7	5%	6%
Professional Services	10.4	8.4	5.6	24%	86%
FDIC Insurance and Other Regulatory Fees	11.2	4.9	4.6	129%	143%
Amortization of Intangible Assets	4.2	4.2	4.2	0%	0%
Electronic Banking and Other Retail Banking Expenses	3.3	4.3	4.2	-23%	-21%
Losses and Expenses on Other Real Estate	7.0	19.8	1.2	-65%	483%
Loan Closing Costs	2.0	1.5	2.1	33%	-5%
Communications	2.9	2.9	2.8	0%	4%
Advertising	2.7	3.7	2.6	-27%	4%
Postage and Courier	2.3	2.6	2.6	-12%	-12%
Loss on Equity Investments	3.4	7.5	2.7	-55%	26%
Travel	1.5	2.0	1.4	-25%	7%
Other Expenses	8.2	6.6	12.4	24%	-34%
Core Noninterest Expense	170.5	179.7	157.9	-5%	8%
Goodwill Impairment	28.5	575.0	-	-95%	100%
Severance Expense	-	-	0.2	0%	-100%
Net Losses Related to the Early Extinguishment of Debt	(20.3)	-	5.9	-100%	-443%
Total Noninterest Expense	$ 178.7	$ 754.7	$ 164.0	-76%	9%
Efficiency Ratio[1]	100.13%	95.79%	67.02%		
Annualized Noninterest Expense to Average Assets[1]	2.65%	2.73%	2.28%		

[1]Core noninterest income and core noninterest expense were used in the calculation



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Diversified Seasoned Commercial Real Estate Portfolio



As of 3/31/09

($ in thousands)

Seasoned Commercial Real Estate Exposures by Geographic Location
Commercial Real Estate Portfolio Commitments as of 3-31-09
Includes All Seasoned Commercial Real Estate Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**1,129,653**	**141,726**	**253,944**	**264,840**	**42,285**	**6,974**	**121,494**	**51,462**	**81,918**	**53,461**	**111,549**
Retail - other than gas stations	889,909	120,175	162,487	233,824	19,364	6,241	81,277	37,551	79,860	43,025	106,105
Gas Station/Convenience Store	239,744	21,551	91,457	31,016	22,921	733	40,217	13,911	2,058	10,436	5,444
Multi-family	**541,987**	**35,149**	**177,386**	**100,867**	**8,098**	**10,119**	**60,261**	**9,007**	**79,184**	**12,142**	**49,774**
Office	**1,095,315**	**179,418**	**316,660**	**246,619**	**9,047**	**11,777**	**90,693**	**53,453**	**72,633**	**53,226**	**61,789**
Office - non-medical	915,254	157,200	256,628	230,310	9,047	7,366	74,196	42,426	53,412	31,832	52,837
Office - Medical	180,061	22,218	60,032	16,309	0	4,411	16,497	11,027	19,221	21,394	8,952
Warehouse	**681,275**	**126,077**	**154,593**	**170,893**	**3,071**	**1,123**	**66,796**	**41,913**	**31,761**	**70,681**	**14,367**
Warehouse with Office	447,226	92,817	120,518	90,531	3,071	103	50,108	27,053	16,354	34,861	11,810
Warehouse	149,723	21,250	24,588	71,022	0	1,020	4,923	11,391	11,348	1,624	2,557
Mini-Warehouse	84,326	12,010	9,487	9,340	0	0	11,765	3,469	4,059	34,196	0
Healthcare - Living Facility	**270,469**	**16,016**	**22,079**	**2,371**	**5,972**	**5,914**	**49,459**	**37,502**	**4,806**	**140**	**126,210**
Skilled Nursing Facility	117,946	0	13,870	0	5,972	5,914	29,127	15,076	0	0	47,987
Assisted Living Facility	93,272	286	8,209	2,371	0	0	3,063	2,421	4,806	140	71,976
Congregate Care Facility	59,251	15,730	0	0	0	0	17,269	20,005	0	0	6,247
Healthcare	**150,187**	**8,385**	**11,332**	**569**	**633**	**288**	**8,433**	**2,912**	**116,539**	**1,096**	**0**
Lodging	**325,788**	**51,163**	**72,130**	**55,866**	**0**	**0**	**33,973**	**44,062**	**16,652**	**12,482**	**39,460**
Recreation	**43,220**	**5,405**	**10,719**	**12,943**	**0**	**663**	**10,807**	**790**	**753**	**1,140**	**0**
Industrial	**123,998**	**21,726**	**30,739**	**9,046**	**0**	**0**	**18,127**	**7,209**	**18,305**	**9,711**	**9,135**
Church or School	**187,629**	**39,174**	**7,689**	**19,529**	**0**	**908**	**48,858**	**48,208**	**14,420**	**5,010**	**3,833**
Farm	**107,852**	**27,475**	**9,838**	**29,840**	**386**	**1,167**	**20,471**	**4,930**	**6,389**	**286**	**7,070**
All Other Types	**410,758**	**90,212**	**100,527**	**54,147**	**12,158**	**15,346**	**35,570**	**25,196**	**49,472**	**8,301**	**19,829**
Nonaccrual	**112,138**	**18,391**	**28,908**	**22,122**	**2,267**	**1,341**	**6,611**	**1,663**	**30,060**	**775**	**0**
Total	**5,180,269**	**760,317**	**1,196,544**	**989,652**	**83,917**	**55,620**	**571,553**	**328,307**	**522,892**	**228,451**	**443,016**

Notes:
1) Includes outstanding exposures (balances plus commitments).



Diversified CRE/Construction Loan Portfolio`



As of 3/31/09

($ in thousands)

Commercial Real Estate Exposures by Geographic Location
Expressed as a Percentage of Commercial Real Estate Portfolio Commitments as of 3-31-09
Includes Commercial Real Estate and Construction Loan Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**1,525,086**	**170,539**	**260,920**	**301,023**	**42,285**	**6,974**	**150,555**	**85,306**	**204,578**	**94,804**	**208,102**
Retail - other than gas stations	1,283,441	148,988	167,589	270,007	19,364	6,241	110,312	71,395	202,519	84,368	202,658
Gas Station/Convenience Store	241,645	21,551	93,331	31,016	22,921	733	40,243	13,911	2,059	10,436	5,444
Residential Development	**755,332**	**75,368**	**66,960**	**31,713**	**25,000**	**15,323**	**62,041**	**132,061**	**313,216**	**28,027**	**5,623**
Builder Lot Inventory	**112,478**	**6,272**	**14,424**	**8,217**	**15,540**	**763**	**25,918**	**10,693**	**28,270**	**1,494**	**887**
Consumer Lot Inventory	**82,256**	**18,293**	**16,655**	**7,319**	**12,957**	**1,436**	**19,598**	**1,093**	**3,603**	**159**	**1,143**
Commercial Development	**369,590**	**99,381**	**27,108**	**30,359**	**7,762**	**2,020**	**4,797**	**2,786**	**53,283**	**113,505**	**28,589**
Commercial Lot Inventory	**200,026**	**18,905**	**23,201**	**50,919**	**5,922**	**31**	**5,761**	**40,720**	**33,445**	**266**	**20,856**
Residential Homes (under construction)	**477,522**	**78,812**	**79,671**	**25,972**	**9,523**	**2,263**	**83,405**	**88,309**	**55,597**	**45,698**	**8,272**
Multi-family	**689,408**	**35,399**	**177,386**	**100,867**	**8,098**	**10,974**	**75,761**	**62,758**	**140,349**	**28,042**	**49,774**
Land Only	**1,067,626**	**213,414**	**138,839**	**68,783**	**94,793**	**4,472**	**80,193**	**60,720**	**177,485**	**119,172**	**109,755**
Commercial Land	776,886	140,925	124,204	46,509	71,868	2,451	57,380	39,091	92,249	99,545	102,664
Residential Land	290,740	72,489	14,635	22,274	22,925	2,021	22,813	21,629	85,236	19,627	7,091
Office	**1,378,217**	**248,529**	**365,946**	**279,779**	**12,447**	**12,897**	**90,777**	**80,378**	**148,648**	**61,996**	**76,820**
Office - non-medical	1,137,425	186,914	305,202	263,470	12,447	8,486	74,280	64,066	117,548	40,602	64,410
Office - Medical	240,792	61,615	60,744	16,309	0	4,411	16,497	16,312	31,100	21,394	12,410
Condominium Bldgs - Construction	**290,104**	**125,533**	**67,953**	**15,587**	**13,971**	**0**	**6,144**	**26,105**	**9,629**	**12,462**	**12,720**
Warehouse	**790,202**	**132,533**	**165,903**	**192,412**	**3,071**	**1,123**	**77,458**	**50,884**	**32,122**	**97,336**	**37,360**
Warehouse with Office	479,132	95,051	128,037	91,502	3,071	103	50,534	29,746	16,717	52,561	11,810
Warehouse	165,451	22,177	24,588	73,832	0	1,020	4,923	11,391	11,348	1,624	14,548
Mini-Warehouse	145,619	15,305	13,278	27,078	0	0	22,001	9,747	4,057	43,151	11,002
Healthcare - Living Facility	**378,035**	**16,016**	**22,079**	**2,371**	**13,751**	**5,914**	**50,659**	**70,240**	**32,404**	**140**	**164,461**
Skilled Nursing Facility	141,182	0	13,870	0	13,751	5,914	30,327	15,076	0	0	62,244
Assisted Living Facility	144,864	286	8,209	2,371	0	0	3,063	2,421	32,404	140	95,970
Congregate Care Facility	91,989	15,730	0	0	0	0	17,269	52,743	0	0	6,247
Healthcare	**210,697**	**8,385**	**14,670**	**569**	**633**	**288**	**8,433**	**2,912**	**173,711**	**1,096**	**0**
Lodging	**563,341**	**106,902**	**72,130**	**70,266**	**0**	**700**	**46,349**	**123,574**	**66,530**	**12,482**	**64,408**
Recreation	**43,220**	**5,405**	**10,719**	**12,943**	**0**	**663**	**10,807**	**790**	**753**	**1,140**	**0**
Industrial	**166,206**	**21,909**	**39,164**	**9,046**	**0**	**0**	**23,501**	**7,209**	**43,301**	**9,711**	**12,365**
Church or School	**200,624**	**39,522**	**12,326**	**23,868**	**0**	**1,468**	**49,926**	**48,208**	**16,463**	**5,010**	**3,833**
Farm	**130,140**	**27,475**	**9,838**	**29,840**	**386**	**1,167**	**20,471**	**5,066**	**10,041**	**286**	**25,570**
All Other Types	**469,656**	**93,906**	**101,531**	**55,186**	**12,158**	**15,346**	**41,018**	**25,432**	**96,949**	**8,301**	**19,829**
Nonaccrual	**788,258**	**182,375**	**167,315**	**70,269**	**70,370**	**12,991**	**78,185**	**50,822**	**43,257**	**83,042**	**29,632**
Total	**10,688,024**	**1,724,873**	**1,854,738**	**1,387,308**	**348,667**	**96,813**	**1,011,757**	**976,066**	**1,683,634**	**724,169**	**879,999**

Notes:
1) Includes outstanding exposures (balances plus commitments).



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